SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company)
GRINDROD SHIPPING HOLDINGS LTD.
(Name of Person(s) Filing Statement)
Ordinary shares, no par value
(Title of Class of Securities)
Y28895103
(CUSIP Number of Class of Securities)
Stephen Griffiths
Chief Financial Officer and Interim Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
65 6632 1315
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)
With copies to:
Philip Richter
Roy Tannenbaum
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004(212) 859-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Grindrod Shipping Holdings Ltd., a company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2022, relating to the cash tender offer by Good Falkirk (MI) Limited, a Republic of Marshall Islands company (the “Offeror”), a wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), to acquire any and all of the issued ordinary shares, no par value (the “Shares”), in the capital of the Company, other than Shares held by the Offeror and other than Shares held in treasury, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon, to be paid in conjunction with the payment of a special dividend of $5.00 per Share by the Company, representing aggregate transaction value to the holders of Shares of $26.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”), in accordance with Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended, and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the SEC and the Securities Industry Counsel. The Offer is described in a Tender Offer Statement on Schedule TO filed by TMI and the Offeror with the SEC on October 28, 2022 (the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are included as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule 14D-9 and are incorporated herein by reference.
Beginning on November 8, 2022, the Company received certain confidential letters (the “Demands”) from purported Company shareholders alleging that the Schedule 14D-9 was materially incomplete and that additional disclosures should be made. The Company believes that the allegations contained in the Demands are without merit and that no further disclosures are required to supplement the Schedule 14D-9 under applicable laws. However, in order to minimize the costs, risks and uncertainties inherent in threatened litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make the following supplemental disclosures to the Schedule 14D-9, as described in this Amendment. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies that any additional disclosure was or is required.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below:
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
The first full paragraph under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officer and Directors of the Company—Future Arrangements” on page 11 is hereby amended and supplemented by adding the underlined bold text, as follows:
“It is possible that the Company’s employees, including the executive officer, will enter into new compensation arrangements with TMI or its subsidiaries (including the Company and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of TMI or the Company or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established and, to the knowledge of the Company, no such discussions or communications regarding such compensation arrangements have occurred. Any such arrangements with the Company’s employees are currently expected to be entered into after the completion of the Offer, if at all.”
Item 4.	The Solicitation or Recommendation.
The fourth sentence of the fourth full paragraph under “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC, the Company’s Financial Advisor” on page 30 is hereby amended and supplemented by adding the underlined bold text, as follows:
“With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company or the transaction nor, except for the ranges of multiples applied in the selected public companies and selected precedent transactions analyses described below, were individual multiples derived for the selected companies or selected transactions independently determinative of the results derived from such analyses.”
The first sentence of the first paragraph under “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC, the Company’s Financial Advisor—Selected Public Companies Analysis” on page 31 is hereby amended and supplemented (i) by adding the underlined bold text and deleting the strikethrough underlined bold text, as follows, and (ii) by deleting the list of selected companies immediately following such paragraph:
Jefferies reviewed publicly available financial, stock market and operating information of the Company and ~~the following~~ six selected U.S.-listed publicly traded companies in the dry bulk shipping industry, as noted below, that Jefferies considered generally relevant for purposes of analysis (collectively, the “selected companies”)~~:~~.
The first sentence of the second full paragraph under “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC, the Company’s Financial Advisor—Selected Public Companies Analysis” on page 32 is hereby amended and supplemented (i) by adding the underlined bold text and deleting the strikethrough underlined bold text, as follows, and (ii) by adding the following list of selected companies and related information after such sentence and moving the last sentence of such paragraph thereunder:
The overall low to high estimated net asset value percentages observed for the selected companies was 41.8% to 93.6% (with a mean of 72.9% and median of 75.8%) and the overall low to high calendar year 2023 estimated EBITDA multiples observed for the selected companies was 2.9x to 5.9x (with a mean of 4.2x and median of 4.4x)~~.~~, as indicated below (individual multiples are referenced below for informational purposes):
Selected Companies		NAV Percentage	CY2023E EBITDA Multiples
•	Diana Shipping Inc.	71.4%	4.5x
•	Eagle Bulk Shipping Inc.	80.2%	4.3x
•	Genco Shipping & Trading Limited	63.8%	3.2x
•	Golden Ocean Group Ltd.	93.6%	5.9x
•	Safe Bulkers, Inc.	41.8%	2.9x
•	Star Bulk Carriers Corp.	86.8%	4.6x
The first sentence of the first paragraph under “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC, the Company’s Financial Advisor—Selected Precedent Transactions Analysis” on page 32 is hereby amended and supplemented by adding the underlined bold text and deleting the strikethrough underlined bold text, as follows and by deleting the list of selected transactions immediately following such paragraph:
Using publicly available information, Jefferies reviewed financial data relating to ~~the following~~ 16 selected transactions involving target companies with operations in the maritime shipping and related industries, as noted below, that Jefferies considered generally relevant for purposes of analysis (collectively, the “selected transactions”)~~:~~.
The first sentence of the first full paragraph under “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC, the Company’s Financial Advisor—Selected Precedent Transactions Analysis” on page 33 is hereby amended and supplemented by adding the underlined bold text and deleting the strikethrough underlined bold text, as follows, and by adding the following list of selected transactions and related information after such sentence and moving the last sentence of such paragraph thereunder:
The overall low to high estimated net asset value percentages observed for the selected transactions was 33% to 96% (with a mean of 68% and median of 76% for the selected transactions involving all-cash consideration and an overall mean of 71% and median of 79%)~~.~~, as indicated below (individual multiples are referenced below for informational purposes, with “NA” denoting not publicly available):

Announced	Acquiror	Target	NAV Percentage
December 2021	Höegh LNG Holdings Ltd.	Höegh LNG Partners LP	80%
October 2021	Stonepeak Partners LP	Teekay LNG Partners L.P.	NA
August 2021	Navios Maritime Partners L.P.	Navios Maritime Acquisition Corporation	41%
March 2021	International Seaways, Inc.	Diamond S Shipping Inc.	62%
March 2021	Morgan Stanley Infrastructure Partners	Höegh LNG Holdings Ltd.	NA
February 2021	Blackrock Global Energy & Power Infrastructure	GasLog Ltd.	73%
November 2020	Navios Maritime Partners L.P.	Navios Maritime Containers L.P.	33%
June 2019	SPII Holding Inc.	DryShips Inc.	79%
April 2019	BW Group Limited	Epic Gas Ltd.	42%
December 2018	Diamond S Shipping Inc.	Capital Product Partners L.P.	NA
October 2018	Global Ship Lease, Inc.	Poseidon Containers Holdings Corp.	49%
December 2017	Euronav NV	Gener8 Maritime, Inc.	87%
May 2017	Teekay Tankers Ltd.	Tanker Investments Ltd.	90%
May 2017	Scorpio Tankers Inc.	Navig8 Product Tankers Inc.	96%
February 2015	General Maritime Corporation	Navig8 Crude Tankers Inc.	94%
June 2014	Star Bulk Carriers Corp.	Oceanbulk Carriers LLC	94%
The second sentence of the first paragraph under “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC, the Company’s Financial Advisor—Discounted Cash Flow Analysis” on page 33 is hereby amended and supplemented by adding the underlined bold text and deleting the strikethrough underlined bold text, as follows:
Jefferies calculated terminal values for the Company by applying to the Company’s fiscal year 2026 estimated EBITDA a ~~selected~~ range of terminal value EBITDA multiples of 5.5x to 6.5x selected based on Jefferies’ professional judgment and taking into account, among other things, the two-year and five-year average next 12 months EBITDA multiples observed for the selected companies.
The third sentence of the first paragraph under “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC, the Company’s Financial Advisor—Discounted Cash Flow Analysis”on page 33 is hereby amended and supplemented by adding the underlined bold text, as follows:
The present values (as of June 30, 2022) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9% to 10% derived from a weighted average cost of capital calculation.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Grindrod Shipping Holdings Ltd.

By:	/s/Stephen Griffiths
Name:	Stephen Griffiths
Title:	Chief Financial Officer and Interim Chief
Executive Officer
Dated: November 18, 2022
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